ROYAL BANCSHARES OF PENNSYLVANIA, INC.
732 Montgomery Avenue
Narberth, Pennsylvania 19072
June 25, 2009
VIA EDGAR
Kathryn McHale, Esquire
Staff Attorney
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E., Mail Stop 4561
Washington, D.C. 20549-4561

Re:	Royal Bancshares of Pennsylvania, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008 (Filed March 30, 2009)
Form 8-K (Furnished April 17, 2009)
Form 10-Q for the Quarterly Period Ended March 31, 2009 (Filed May 15, 2009)
File No. 000-26366
Dear Ms. McHale:
     We acknowledge receipt of the Staff’s comment letter dated June 19, 2009 on the above-referenced matters. Pursuant to our conversation with the Staff on June 23, 2009, we confirm that we are in the process of completing the response and understand that we may extend the time to respond to the comment letter until the week of July 13, 2009.
     Please contact me at (610) 668-4700 with any questions.

Very truly yours,
/s/ Robert A. Kuehl
Robert A. Kuehl
Chief Financial Officer